UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Purple Innovation, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

74640Y106

(CUSIP Number)

December 31, 2021

(Date of Event which requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which thisSchedule is filed:

[X]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 or the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74640Y106

1.	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

Schwartz Investment Counsel, Inc. ("SICI"), FEIN XX-XXX5495

and Schwartz Investment Trust ("SIT"), on behalf of its series

Funds, Schwartz Value Focused Fund, FEIN XX-XXX6713, Ave Maria

Value Fund, FEIN XX-XXX4145, Ave Maria Growth Fund, FEIN XX-XXX179

and Ave Maria Focused Fund, FEIN XX-XXX488

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION SICI - Michigan SIT - Ohio
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER SICI - 17,000 shares SIT- 3,379,030 shares
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER SICI - 17,000 shares SIT- 3,379,030 shares
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON SICI- 17,000 shares SIT- 3,379,030 shares

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUES CERTAIN SHARES [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) SICI- 0.03% SIT- 5.08%
12.	TYPE OF REPORTING PERSON SICI - IA SIT - IV

Item 1.

(a)	Name of Issuer

Purple Innovation, Inc.

(b)	Address of Issuer's Principal Executive Offices

4100 North Chapel Ridge Road, Suite 200

Lehi, Ut 84043

Item 2.

(a)	Name of Person Filing

Schwartz Investment Counsel, Inc. ("SICI") and

Schwartz Investment Trust ("SIT")

(b)	Address of Principal Business Office or, if none, Residence

801 W. Ann Arbor Trail, Suite 244

Plymouth, MI 48470

(c)	Citizenship: SICI-MI, SIT-OH

(d)	Title of Class of Securities: Class A Common Stock

(e)	CUSIP Number: 746406Y106

Item 3. If this statement is filed pursuant to (s)240.13d-1(b), or (s)240.13d-2(b), or (c), check whether the person filing is a:

(d)	[X] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[X] An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E).

Item 4. Ownership

(a)	Amount Beneficially Owned:

SICI- 17,000 shares, SIT- 3,379,030 shares

(b)	Percent of Class

SICI- 0.03%, SIT-5.08%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote

SICI- 17,000 shares, SIT- 3,379,030 shares

(ii)	shared power to vote or to direct the vote

(iii)	sole power to dispose or to direct the disposition of

SICI- 17,000 shares, SIT- 3,379,030 shares

(iv)	shared power to dispose or to direct the disposition of

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8. Identification and Classification of Members of the Group

Not Applicable

Item 9. Notice of Dissolution of Group

Not Applicable

Item 10. Certification

(a) The following certification shall be included if the statement is filed pursuant to 240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 12, 2022	January 12, 2022
Date	Date

/s/ George P. Schwartz	/s/ George P. Schwartz
Signature	Signature

George P. Schwartz, CFA	George P. Schwartz, CFA
Chairman/Chief Executive Officer	President
Schwartz Investment Counsel, Inc.	Schwartz Investment Trust
Name/Title	Name/Title